IMPERIAL METALS CORPORATION

November 3, 2003

03037266

03 NOV 12 AM 7:21

SUPPL

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 - 5th Street N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs:

Re: File No. 82-34714

We enclose a copy of Form 1 – Change in Outstanding and Reserved Securities submitted to the Toronto Stock Exchange on November 3, 2003.

Yours truly,

IMPERIAL METALS CORPORATION

Rio Budhai
Assistant Corporate Secretary
Direct Line: (604) 488-2659

Enclosure

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

82-34714

Form 1 Submission - Change in Outstanding and Reserved Securities

Issuer :	Imperial Metals Corporation
Symbol :	III
Reporting Period:	10/01/2003 - 10/31/2003

Summary

Issued & Outstanding Opening Balance :	22,746,764	As at :	10/01/2003

Effect on Issued & Outstanding Securities

Stock Option Plan	20,000
Other Issuances and Cancellations	50,000
Issued & Outstanding Closing Balance :	22,816,764

Stock Option Plan

Stock Options Outstanding Opening Balance:	**1,210,000**	As at :	10/01/2003

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
10/08/2003	N		5,000		
Filer's comment exercise by Doug Johnson at $0.50 per share.					
10/17/2003	N		5,000		
Filer's comment exercise by Dale Reimer at $0.50 per share.					
10/20/2003	N		5,000		
Filer's comment exercise by Randy Drobot at $0.50 per share.					
10/20/2003	N		5,000		
Filer's comment exercise by Jack Zuke at $0.50 per share.					
Totals		0	20,000	0	0

Stock Options Outstanding Closing Balance:	**1,190,000**	As at :	10/31/2003

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
10/15/2003	Warrants	50,000
Filer's comment exercise of compensation warrants held by Bolder Investment Partners Ltd. at $0.36 per share.		
Totals		50,000

Filed on behalf of the Issuer by:

Name:	Rio Budhai
Phone:	604-488-2659
Email:	riobudhai@imperialmetals.com
Submission Date:	11/03/2003 13:21:02
Last Updated:	11/03/2003 13:13:31